Exhibit 99.1

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

GOLDEN STAR ENTERS INTO A BOUGHT DEAL AGREEMENT FOR GROSS PROCEEDS OF C$30,000,300

Toronto, Ontario – January 17, 2017 – Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) has today entered into an agreement led by Clarus Securities Inc. and including National Bank Financial Inc., BMO Capital Markets, Scotia Capital Inc., and CIBC World Markets Inc. (collectively, the “Underwriters”) under which the Underwriters have agreed to purchase, on a bought deal basis, 27,273,000 common shares (the “Common Shares”) from Golden Star at a price of C$1.10 per Common Share for aggregate gross proceeds of C$30,000,300. The Company has also granted to the Underwriters an over-allotment option to purchase an additional 4,090,950 Common Shares at the offering price for a period ending 30 following the closing of the offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the offering will be C$34,500,345.

The Common Shares will be offered in all provinces of Canada (other than Quebec) by short form prospectus, and in such other jurisdictions, including the United States and in those jurisdictions outside of Canada which are agreed to by the Company and the Underwriters, where the Common Shares can be issued on a private placement basis, exempt from any prospectus, registration or other similar requirements.

The offering is expected to close on or about February 7, 2017, subject to customary conditions and all regulatory approvals including the approval of the Toronto Stock Exchange.

The Company intends to use the net proceeds from the offering to fund: 1) exploration projects on the Company’s properties 2) capital expenditures at the Wassa Gold Mine and the Prestea Gold Mine 3) the partial repayment of the Company’s 5% Convertible Debentures and 4) working capital and general corporate purposes.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For further information, please visit www.gsr.com or contact:

Katharine Sutton

Director, Investor Relations and Corporate Affairs

+1 416 583 3800

investor@gsr.com

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in mid-2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Cautionary note regarding forward-looking information

This press release contains “forward looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking information and statements include, but are not limited to, the completion of the offering; and the planned use of proceeds for the offering.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness. Please refer to the discussion of these and other factors in our Annual Information Form for the year ended December 31, 2015. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Golden Star does not undertake to update any forward-looking information and statements that are included in this press release except in accordance with applicable securities laws.

Source: Golden Star Resources Ltd.

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